

Exhibit 99.1

Gaia Reports Fourth Quarter and Full Year 2022 Results

BOULDER, CO, March 6, 2023 — Gaia, Inc. (NASDAQ: GAIA), a conscious media and community company, reported financial results for the fourth quarter and full year ended December 31, 2022.

"After a challenging 2022, when both revenue and adjusted EBITDA only increased in the single digits due to the post COVID subscriber contraction experienced industry wide, we have started to experience member growth this year," said Jirka Rysavy, Gaia's CEO. "During the last few months, we have eliminated over $5 million in annualized spending, which includes 36 headcount that were added over the past two years to offset reduced efficiency because of work-from-home mandates. We expect to see the benefits of such savings begin during the second quarter. In 2023, we plan to launch Gaia Marketplace, an initiative focused on our existing members that we expect to increase our average revenue per member with minimal additional marketing expense. As a result, we expect to grow and generate $7-9 million of cash in 2023."

Gaia CFO Paul Tarell commented: "The fourth quarter continued to be impacted by headwinds faced throughout the year surrounding elevated cancellations due to members that joined during the peak COVID period, as well as reduced efficacy in our online advertising efforts tied to ongoing privacy changes. Our focus is growing revenues cost effectively, including increasing the efficiency of our targeted marketing efforts that attract and retain high lifetime value members, while continuing to invest in content that keeps the high lifetime value members engaged and retained."

2022 Financial Results

Revenues in 2022 increased 3.0% to $82.0 million from $79.6 million in 2021. The member count as of December 31, 2022 was 759,000.

Gross profit for 2022 increased to $71.1 million, or 86.7% of revenues, compared to $69.0 million, or 86.8% of revenues, in 2021.

Total operating expenses were $71.4 million, or 87% of revenues, for 2022 compared to $67.1 million or 84.3% of revenues, in the prior year. The increase is primarily related to increased operating costs of our technology platform as we continue to integrate our business continuity initiative into ongoing operations and the integration of the Yoga International platform.

Net loss from operations for 2022 was $0.3 million compared to net income of $2.0 million in 2021. Net loss from operations for 2022 was negatively impacted by elevated legal fees during 2022.

Overall net income decreased to a loss of $3.1 million, or $(0.15) per share, for 2022 compared to net income of $3.7 million or, $0.19 per share, in the prior year. When excluding the one-off impact of legal fees and the anticipated SEC settlement accrual, Gaia had slightly positive earnings for 2022.

Adjusted EBITDA increased to $17.5 million from $16.8 million in the prior year.

Fourth Quarter 2022 Financial Results

Revenues decreased 6.0% to $19.6 million from $20.8 million in the year-ago quarter, primarily driven by the member base declines we have experienced since the second quarter of 2022. The member base losses in the fourth quarter of 2022 were primarily from our third-party distribution partners.



Gross profit in the fourth quarter decreased to $17.0 million compared to $17.9 million in the year-ago quarter because of the decreased revenues. Gross margin increased to 86.7% from 85.8% in the year ago quarter. As a result of the content we have added over the past 12 months, we have seen increased viewership on the exclusive portion of our content library to over 85% of member viewing time. This shift has reduced our royalty expenses and improved gross margins from the prior year.

Total operating expenses decreased slightly to $17.5 million from $17.7 million in the year-ago quarter.

Net loss was $0.9 million, or $(0.04) per share, compared to net income of $2.1 million, or $0.11 per share, in the year-ago quarter, which included a $2.0 million benefit from income taxes.

The cash balance as of December 31, 2022, was $11.6 million.

Conference Call

Date: Monday, March 6, 2023
Time: 4:30 p.m. Eastern time (2:30 p.m. Mountain time)
Toll-free dial-in number: 1-877-269-7751
International dial-in number: 1-201-389-0908
Conference ID: 13736126

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Group at (949) 574-3860.

The conference call will be broadcast live and available for replay here and via ir.gaia.com.

A telephonic replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through March 20, 2023.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 13736126

About Gaia

Gaia is a member-supported global video streaming service and community that produces and curates conscious media through four primary channels—Seeking Truth, Transformation, Alternative Healing and Yoga—in four languages (English, Spanish, French and German) to its members in 185 countries. Gaia's library includes over 10,000 titles, over 85% of which is exclusive to Gaia, and approximately 75% of viewership is generated by content produced or owned by Gaia. Gaia is available on Apple TV, iOS, Android, Roku, Chromecast, and sold through Amazon Prime Video and Comcast Xfinity. For more information about Gaia, visit www.gaia.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact are forward looking statements that involve risks and uncertainties. When used in this discussion, we intend the words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "future," "hope," "intend," "may," "might," "objective," "ongoing,"



"plan," "potential," "predict," "project," "should," "strive," "target," "will," "would" and similar expressions as they relate to us to identify such forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth under "Risk Factors" and elsewhere in our filings with the U.S. Securities and Exchange Commission, including in our Annual Report on Form 10-K for the year ended December 31, 2021. Risks and uncertainties that could cause actual results to differ include, without limitation: our ability to attract new members and retain existing members; our ability to compete effectively, including for customer engagement with different modes of entertainment; maintenance and expansion of devise platforms for steaming; fluctuation in customer usage of our service; fluctuations in quarterly operating results; service disruptions; production risks; general economic conditions; future losses; loss of key personnel; price changes; brand reputation; acquisitions; new initiatives we undertake; security and information systems; legal liability for website content; failure of third parties to provide adequate service; future internet-related taxes; our founder's control of us; litigation; consumer trends; the effect of government regulation and programs; the impact of public health threats, including the coronavirus (COVID-19) pandemic and our response to it; and other risks and uncertainties included in our filings with the Securities and Exchange Commission. We caution you that no forward-looking statement is a guarantee of future performance, and you should not place undue reliance on these forward-looking statements which reflect our views only as of the date of this press release. We undertake no obligation to update any forward-looking information.

Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the financial information included in this release contains non-GAAP financial measures, including EBITDA and Adjusted EBITDA. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures and results calculated in accordance with GAAP, including net income, and reconciliations to GAAP financial statements should be carefully evaluated.

EBITDA represents net income before interest expense, provision for income taxes, other income, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to remove acquisition costs, share-based compensation expense, the anticipated SEC settlement and the results of discontinued operations. EBITDA and Adjusted EBITDA do not represent measures of net income, as that term is defined under GAAP, and should not be considered as an alternative to net income or as an indicator of our operating performance.

Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods. EBITDA and Adjusted EBITDA are key performance measures management uses to assess Gaia's operating performance and to facilitate internal comparisons to our historical performance. We believe EBITDA and Adjusted EBITDA are useful metrics to investors, enabling them to better assess Gaia's operating performance in the context of current period results and provide for better comparability with Gaia's historically disclosed EBITDA and Adjusted EBITDA, as well as allowing greater transparency with respect to the key metrics used by management in its financial and operational decision-making. Additionally, investors and the analyst community use these non-GAAP financial measures to help them analyze the health of our business.



Company Contact:
Paul Tarell
Chief Financial Officer
Gaia, Inc.
Investors@gaia.com

Investor Relations:
Gateway Group, Inc.
Cody Slach
(949) 574-3860
GAIA@gatewayir.com

GAIA, INC.
Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash	$ 11,562	$ 10,269
Accounts receivable	2,955	2,728
Prepaid expenses and other current assets	2,656	1,986
Total current assets	17,173	14,983
Media library, software and equipment, net	51,115	50,558
Right-of-use lease asset, net	7,093	7,871
Real estate, investment and other assets, net	30,979	31,394
Goodwill	31,943	28,870
Total assets	$ 138,303	$ 133,676
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, accrued and other liabilities	$ 12,355	$ 14,102
Short-term debt and lease liability	894	860
Deferred revenue	14,124	14,847
Total current liabilities	27,373	29,809
Long-term debt, net	14,958	6,109
Long-term lease liability	6,489	7,234
Deferred taxes	499	309
Total liabilities	49,319	43,461
Total shareholders' equity	88,984	90,215
Total liabilities and shareholders' equity	$ 138,303	$ 133,676



GAIA, INC.
Condensed Consolidated Statements of Operations

(in thousands, except per share data)		For the Three Months Ended December 31,			For the Year Ended December 31,	
		2022	**2021**		**2022**	**2021**
Revenues, net	$	19,577	$ 20,829	$	82,035	$ 79,573
Cost of revenues		2,603	2,953		10,915	10,526
Gross profit		16,974	17,876		71,120	69,047
Gross profit margin		86.7%	85.8%		86.7%	86.8%
Expenses:						
Selling and operating		15,958	15,757		64,155	60,577
Corporate, general and administration		1,583	1,619		7,181	6,125
Acquisition costs		—	360		49	360
Total operating expenses		17,541	17,736		71,385	67,062
Income (loss) from operations		(567)	140		(265)	1,985
Interest and other expense, net		(93)	(68)		(268)	(265)
Anticipated SEC Settlement		—	—		(2,000)	—
Income (loss) before income taxes		(660)	72		(2,533)	1,720
Provision for (benefit from) income taxes		202	(2,011)		202	(2,011)
Income (loss) from continuing operations		(862)	2,083		(2,735)	3,731
Loss from discontinued operations		(60)	—		(360)	—
Net income (loss)	$	(922)	$ 2,083	$	(3,095)	$ 3,731
Earnings (loss) per share:						
Basic						
Continuing operations	$	(0.04)	$ 0.11	$	(0.13)	$ 0.19
Discontinued operations		—	—		(0.02)	—
Basic earnings (loss) per share	$	(0.04)	$ 0.11	$	(0.15)	$ 0.19
Diluted						
Continuing operations	$	(0.04)	$ 0.10	$	(0.13)	$ 0.19
Discontinued operations		—	—		(0.02)	—
Diluted earnings (loss) per share	$	(0.04)	$ 0.10	$	(0.15)	$ 0.19
Weighted-average shares outstanding:						
Basic		20,806	19,441		20,716	19,307
Diluted		20,806	19,899		20,716	19,834
EBITDA*	$	3,302	$ 3,644	$	13,313	$ 15,130

* See reconciliation below.



Gaia

GAIA, INC.
Summary of Cash Flows

(in thousands)	For the Three Months Ended December 31, 2022	For the Three Months Ended December 31, 2021	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Net cash provided by (used in):				
Operating activities - continuing operations	$ 3,507	$ 6,281	$ 11,880	$ 20,867
Operating activities - discontinued operations	(60)	—	(360)	—
Investing activities	(4,201)	(10,503)	(19,104)	(23,858)
Financing activities	1,475	63	8,877	655
Net change in cash	$ 721	$ (4,159)	$ 1,293	$ (2,336)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(in thousands)	For the Three Months Ended December 31, 2022	For the Three Months Ended December 31, 2021	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Net income (loss)	$ (922)	$ 2,083	$ (3,095)	$ 3,731
Interest expense, net	93	68	268	265
Provision for (benefit from) income taxes	202	(2,011)	202	(2,011)
Depreciation and amortization expense	3,929	3,504	15,938	13,145
EBITDA	3,302	3,644	13,313	15,130
Acquisition costs	—	—	49	—
Share-based compensation expense	554	474	1,821	1,710
Discontinued operations	60	—	360	—
Anticipated SEC settlement	—	—	2,000	—
Adjusted EBITDA	$ 3,916	$ 4,118	$ 17,543	$ 16,840